UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-40884

ARBE ROBOTICS LTD.

(Translation of registrant’s name into English)

HaHashmonaim St. 107

Tel Aviv-Yafo, Israel

Tel: +972-73-7969804, ext. 200

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS CURRENT REPORT ON FORM 6-K

On October 24, 2023, Arbe Robotics Ltd. (“Arbe” or the “Company”) issued a press release announcing that it will hold its third quarter 2023 conference call on November 8, 2023. The press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

The Company will host a live conference call on Wednesday, November 8, 2023 at 8:30 a.m. Eastern Time to discuss the Company’s third quarter financial results.

Speakers will include Kobi Marenko, co-founder and chief executive officer, and Karine Pinto-Flomenboim, chief financial officer. Interested persons can register in advance at https://dpregister.com/sreg/10183758/fad198fe74. Log-in instructions will be available after registering for the event. The live call may be accessed via telephone at (833) 316-0562 toll-free, (80) 921-2373 Israel toll-free, or (412) 317-5736 internationally A telephonic replay of the conference call will be available following the end of the conference call until November 22, 2023 at (877) 344-7529, or (412) 317-0088 internationally, using access ID: 2439734. A live webcast of the call can be accessed at https://event.choruscall.com/mediaframe/webcast.html?webcastid=lpNvIJZp or from Arbe’s Investor Relations website at: https://ir.arberobotics.com. An archived webcast of the conference call will also be made available on the website following the call.

Cautionary Note Regarding Forward-Looking Statements

The press release contains and the conference call may contain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the Company’s expectations. These statements, and other statements including the words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “may,” “should,” “strategy,” “future,” “will,” “project,” “potential” and similar expressions indicate forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties, including the risk and uncertainties resulting from the October 7th attack upon Israel, conflicts involving Israel, and other risks described in “Cautionary Note Regarding Forward-Looking Statements,” “Item 5. Operating and Financial Review and Prospects” and “Item 3. Key Information –Risk Factors” Arbe’s Annual Report on Form 20-F/A for the year ended December 31, 2022, which was filed with the Securities and Exchange Commission on May 16, 2023, as well as other documents filed by Arbe with the SEC. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and Arbe does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Exhibit Index

Exhibit No.	Document Description

99.1	Press Release dated October 24, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARBE ROBOTICS LTD.

Date: October 24, 2023	By:	/s/ Kobi Marenko
	Name:	Kobi Marenko
	Title:	CEO